UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, DC 20549
                       SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

                 BANKATLANTIC BANCORP INC.
                     (Name of Issuer)


                      COMMON STOCK
            (Title of Class of Securities)

                       065908501
                    (CUSIP Number)

          AIG DKR SoundShore Holdings Ltd.
      (formerly, AIG SoundShore Holdings Ltd.)
           c/o DKR Management Company Inc.
               1281 East Main Street
             Stamford, Connecticut 06902
                   (203) 324-8400

  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



                   December 31, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 	Rule 13d-1(b)
 X      Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 ofthe Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 065908501

1.  Name of Reporting Person I.R.S. Identification Nos. of Above
Persons (entities only)

AIG DKR SoundShore Holdings Ltd.
IRS # - 98-0191909

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)


3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power 0


6. Shared Voting Power	0

7. Sole Dispositive Power 0


8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting
Person
0

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
	(See Instruction)

11. Percent of Class Represented by Amount in Row 9   	0

12. Type of Reporting Person (See Instructions)   CO



CUSIP No. 065908501

Item 1:	Security and Issuer

1(a) 	Name of Issuer
BankAtlantic Bancorp Inc.

1(b)	Address of Issuer's Principal Executive Offices
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

AIG DKR SoundShore Holdings Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:

29 Richmond Road
Pembroke, HM08 Bermuda

2(c)	Citizenship/ Corporation organized

A corporation organized and existing under the Companies
Act of 1981 of Bermuda

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

065908501

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d- 2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:
N/A (filing as a Passive Investor)




CUSIP No. 065908501

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-
1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

0


4(b)	Percent of Class

0

4(c)  Number of shares as to which the person has

(i)  Sole Power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following 	X

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of
Another Person.

N/A

Item 7: Identification and  Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members of the
Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)
(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable



Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002


____________________________
Signature

Anthony Giordano
Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.